File No. 333-173522

As filed with the SEC on August 16, 2011

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM N-14

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Pre-Effective Amendment No. __                            ☐

Post-Effective Amendment No. 1                            ☑

(Check appropriate box or boxes)

FEDERATED TOTAL RETURN SERIES, INC.

(Exact Name of Registrant as Specified in Charter)

1-800-341-7400

(Area Code and Telephone Number)

4000 Ericsson Drive

Warrendale, Pennsylvania 15086-7561

(Address of Principal Executive Offices)

John W. McGonigle, Esquire

Federated Investors Tower

1001 Liberty Avenue

Pittsburgh, Pennsylvania 15222-3779

(Name and Address of Agent for Service)

Copies to:

Clair E. Pagnano, Esquire

K&L Gates LLP

State Street Financial Center

One Lincoln Street

Boston, MA 02111-2950

Acquisition of the assets of

HIGH GRADE BOND PORTFOLIO

a portfolio of EquiTrust Series Fund, Inc.

By and in exchange for Class A Shares, Institutional Shares and Service Shares of

FEDERATED TOTAL RETURN BOND FUND

a portfolio of Federated Total Return Series, Inc.

Approximate Date of Proposed Public Offering: As soon as

practicable after this Registration Statement becomes effective under the Securities Act of 1933, as amended.

Title of Securities Being Registered: Class A Shares, Institutional Shares and Service Shares, par value $0.001 per share, of Federated Total Return Bond Fund

It is proposed that this filing will become effective immediately upon filing, pursuant to Rule 485(b).

No filing fee is due because Registrant is relying on Section 24(f) of the Investment Company Act of 1940, as amended.

FEDERATED TOTAL RETURN SERIES, INC.

CONTENTS OF REGISTRATION STATEMENT

This Post-Effective Amendment No. 1 to the Registration Statement of the Registrant on Form N-14 (File No. 333-173522) consists of the following:

Cover Sheet

Contents of Registration Statement

Part A — The definitive Proxy Statement and Prospectus of the Registrant as filed on May 25, 2011 pursuant to Rule 497 is incorporated herein by reference.

Part B — The definitive Statement of Additional Information of the Registrant as filed on May 25, 2011 pursuant to Rule 497 is incorporated herein by reference.

Part C — Other Information

Signature Page

Exhibits — The sole purpose of this Post-Effective Amendment is to file as an exhibit a conformed copy of the opinion of counsel regarding the tax consequences of the reorganization described in the Registrant’s Registration Statement on
Form N-14, filed on April 15, 2011.

PART C. OTHER INFORMATION.

Item 15 Indemnification

(1) Indemnification is provided to Officers and Directors of the Registrant pursuant to Sections 8(a) and (b) of Registrant’s Articles of Incorporation. The Investment Advisory Contract provides that, in the absence of willful misfeasance, bad faith, gross negligence, or reckless disregard of the obligations or duties under the Investment Advisory Contract on the part of Adviser, Adviser shall not be liable to the Registrant or to any shareholder for any act or omission in the course of or connected in any way with rendering services or for any losses that may be sustained in the purchase, holding, or sale of any security. Registrant’s Directors and Officers are covered by an Investment Trust Errors and Omissions Policy.

(2) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to Directors, Officers, and controlling persons of the Registrant by the Registrant pursuant to the Articles of Incorporation or otherwise, the Registrant is aware that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and, therefore, is unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by Directors, Officers, or controlling persons of the Registrant in connection with the successful defense of any act, suit, or proceeding) is asserted by such Directors, Officers, or controlling persons in connection with the shares being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issues.

(3) Insofar as indemnification for liabilities may be permitted pursuant to Section 17 of the Investment Company Act of 1940 for Directors, Officers, and controlling persons of the Registrant by the Registrant pursuant to the Articles of Incorporation or otherwise, the Registrant is aware of the position of the Securities and Exchange Commission as set forth in Investment Company Act Release No. IC-11330. Therefore, the Registrant undertakes that in addition to complying with the applicable provisions of the Articles of Incorporation or otherwise, in the absence of a final decision on the merits by a court or other body before which the proceeding was brought, that an indemnification payment will not be made unless in the absence of such a decision, a reasonable determination based upon factual review has been made (i) by a majority vote of a quorum of non-party Directors who are not interested persons of the Registrant or (ii) by independent legal counsel in a written opinion that the indemnitee was not liable for an act of willful misfeasance, bad faith, gross negligence, or reckless disregard of duties. The Registrant further undertakes that advancement of expenses incurred in the defense of a proceeding (upon undertaking for repayment unless it is ultimately determined that indemnification is appropriate) against an Officer, Director, or controlling person of the Registrant will not be made absent the fulfillment of at least one of the following conditions: (i) the indemnitee provides security for his undertaking; (ii) the Registrant is insured against losses arising by reason of any lawful advances; or (iii) a majority of a quorum of disinterested non-party Trustees or independent legal counsel in a written opinion makes a factual determination that there is reason to believe the indemnitee will be entitled to indemnification.

Item 16 Exhibits

1.1	Conformed copy of Articles of Incorporation of the Registrant; (1)

1.2	Conformed copy of Articles of Amendment of Articles of Incorporation of the Registrant; (2)

1.3	Conformed copies of Articles of Amendments Nos. 5-12 to the Articles of Amendment to the Articles of Incorporation of the Registrant; (19)

1.4	Conformed copy of Amendment No. 13 to the Articles of Incorporation of the Registrant; (21)

1.5	Conformed copy of Amendment No. 14 to the Articles of Incorporation of the Registrant; (25)

1.6	Conformed copy of Amendment No. 15 to the Articles of Incorporation of the Registrant; (27)

1.7	Conformed copy of Amendment No. 16 to the Articles of Incorporation of the Registrant; (32)

2.1	Copy of By-Laws of the Registrant; (1)

2.2	Copies of Amendments Nos. 1-3 to the By-Laws of the Registrant; (16)

2.3	Copy of Amendment No. 4 to the By-Laws of the Registrant; (22)

2.4	Copy of Amendment No. 5 to the By-laws of the Registrant; (25)

2.5	Copy of Amendment No. 6 to the By-laws of the Registrant; (27)

2.6	Copy of Amendment No. 7 to the By-laws of the Registrant; (29)

2.7	Copy of Amendment No. 8 to the By-laws of the Registrant; (32)

3.	Not applicable;

4.	The Registrant hereby incorporates the Forms of Agreement and Plans of Reorganization that were filed as Annexes A-1 and A-2 to the Proxy Statement/Prospectus filed pursuant to Rule 497 on May 25, 2011;

5.	See Exhibits 1 and 2;

6.1	Copy of Investment Advisory Contract of the Registrant and conformed copies of Exhibits A and B of Investment Advisory Contract of the Registrant; (7)

6.2	Conformed copy of Exhibit C to the Investment Advisory Contract of the Registrant; (19)

6.3	Conformed copies of Exhibits D and E to the Investment Advisory Contract of the Registrant; (11)

6.4	Conformed copy of Exhibit F to the Investment Advisory Contract of the Registrant; (18)

6.5	Conformed copy of Amendment dated June 01, 2001 to the Investment Advisory Contract of the Registrant; (20)

6.6	Conformed copy of Limited Power of Attorney and Schedule 1 to the Limited Power of Attorney of Investment Advisory Contract of the Registrant; (19)

6.7	Conformed copy of amendment 1 to exhibit A to the Investment Advisory Contract of the Registrant; (36)

7.1	Copy of Distributor’s Contract of the Registrant and Conformed copies of Exhibits A, B, C and D to the Distributor’s Contract of the Registrant; (4)

7.2	Copy of Distributor’s Contract of the Registrant and Conformed copies of Exhibits E and F to Distributor’s Contract of the Registrant; (10)

7.3	Conformed copies of Exhibits G and H to Distributor’s Contract of the Registrant; (11)

7.4	Conformed copy of Exhibit I to Distributor’s Contract of the Registrant; (19)

7.5	Conformed copy of Exhibit J to Distributor’s Contract of the Registrant; (20)

7.6	Conformed copy of Amendment dated June 1, 2001 to the Distributor’s Contract of the Registrant; (20)

7.7	Conformed copy of Distributor’s Contract and Exhibit 1 Amendment to Distribution Plan of the Registrant (Class B Shares); (20)

7.8	Conformed copy of Exhibit K to Distributor’s Contract of the Registrant; (21)

7.9	Conformed copy of Exhibit L to Distributor’s Contract of the Registrant; (22)

7.10	Conformed copy of Amendment to the Distributor’s Contract (Class B Shares) of the Registrant; (21)

7.11	Conformed copy of Exhibit M to Distributor’s Contract (Class K Shares) of the Registrant; (24)

7.12	Conformed copy of Amendment dated October 01, 2003 to Distributor’s Contract of the Registrant; (25)

7.13	The Registrant hereby incorporates the conformed copy of the specimen Mutual Funds Sales and Service Agreement; Mutual Funds Service Agreement; and Plan Trustee/Mutual Funds Service Agreement from Item 24(b)(6) of the Cash Trust Series II Registration Statement on Form N-1A, filed with the Securities and Exchange Commission (the “SEC”) on July 24, 1995 (File Numbers 33-38550 and 811-6269).

8.	Not applicable;

9.1	Conformed copy of the Custodian Contract of the Registrant; (22)

9.2	Amendment to the Custodian Contract of the Registrant; (34)

10.1	Conformed copy of Distribution Plan and Exhibits A and B of the Registrant; (11)

10.2	Conformed Copy of the Distribution Plan with Exhibits A through E, attached; (28)

10.3	Conformed copy of Exhibit C to Distribution Plan of the Registrant; (10)

10.4	Conformed copy of Exhibits D and E to Distribution Plan of the Registrant; (11)

10.5	Conformed copy of Exhibits F and G to Distribution Plan of the Registrant; (20)

10.6	Conformed copy of Exhibit H to Distribution Plan of the Registrant; (23)

10.7	The responses described in Item 23(e)(viii) of the Registration Statement filed with the SEC on January 28, 2011 are hereby incorporated by reference; (41)

10.8	Conformed copy of Exhibit I to Distribution Plan of the Registrant; (24)

11.	The Registrant hereby incorporates the Opinion and Consent of Counsel as to legality of Shares being issued from Item 11 of the Registrant’s Registration Statement on Form N-14, filed with the SEC on April 15, 2011 (File No. 333-173522);

12.1	Conformed copy of the opinion regarding tax consequences of Reorganization of High Grade Bond Portfolio; (+)

13.1	Conformed copy of Fund Accounting Services, Administrative Services, Transfer Agency Services, and Custody Services Procurement Agreement of the Registrant; (13)

13.2	Conformed copy of Amendment to Fund Accounting Services, Administrative Services, Transfer Agency Services, and Custody Services Procurement Agreement of the Registrant; (21)

13.3	Conformed copy of the Agreement for Administrative Services between Federated Administrative Services and the Registrant with Amendments 1 and 2 attached; (28)

13.4	The responses described in Item 23(e)(iii) of the Registration Statement filed with the SEC on January 28, 2011 are hereby incorporated by reference; (41)

13.5	Conformed copy of Principal Shareholder Servicer’s Agreement (Class B Shares) of the Registrant; (20)

13.6	Conformed copy of Shareholder Services Agreement (Class B Shares) of the Registrant; (20)

13.7	The Registrant hereby incorporates the conformed copy of the Second Amended and Restated Services Agreement, with attached Schedule 1 revised 6/30/04, from Item (h) (vii) of the Cash Trust Series, Inc. Registration Statement on Form N-1A, filed with the SEC on July 29, 2004 (Files Nos. 33-29838-811-5843).

13.8	Conformed copy of the Financial Administration and Accounting Services Agreement, dated January 1, 2007, with attached Exhibit A; (34)

13.9	The Registrant hereby incorporates by reference the conformed copy of Amendment No. 3 to the Agreement for Administrative Services between Federated Administrative Services Company and the Registrant dated June 1, 2005, from Item 23 (h) (ii) of the Cash Trust Series, Inc. Registration Statement on Form N-1A, filed with the SEC on July 27, 2005 (File Nos. 33-29838 and 811-5843);

13.10	The Registrant hereby incorporates the conformed copy of Transfer Agency and Service Agreement between the Federated Funds and State Street Bank and Trust Company from Item 23(h)(viii)of the Federated Total Return Government Bond Fund Registration Statement on Form N-1A, filed with the SEC on April 28, 2006 (File Nos. 33-60411 and 811-07309);

13.11	Amendment to Transfer Agency and Service Agreement; (35)

14.	The Registrant hereby incorporates the Consent of Independent Registered Public Accounting Firms from Item 14 of the Registrant’s Registration Statement on Form N-14, filed with the SEC on April 15, 2011 (File No. 333-173522);

15.	Not applicable;

16.1	The Registrant hereby incorporates the Unanimous Consent of Directors for Power of Attorney from Item 16.1 of the Registrant’s Registration Statement on Form N-14, filed with the SEC on April 15, 2011 (File No. 333-173522);

16.2	The Registrant hereby incorporates the Power of Attorney of the Registrant from Item 16.2 of the Registrant’s Registration Statement on Form N-14, filed with the SEC on April 15, 2011 (File No. 333-173522);

17	The Registrant hereby incorporates the Form of Proxy Card from Item 17 of the Registrant’s Registration Statement on Form N-14, filed with the SEC on April 15, 2011 (File No. 333-173522).

+	Exhibit is being filed electronically with registration statement; indicate by footnote

ALL RESPONSES ARE INCORPORATED BY REFERENCE TO A POST-EFFECTIVE AMENDMENT

(PEA) OF THE REGISTRANT FILED ON FORM N-1A (1933 Act No. 811-7115 and 1940 Act No. 33-50773)

1	Response is incorporated by reference to Registrant’s Initial Registration Statement on Form N-1A filed October 25, 1993.
2	PEA No. 1 filed December 21, 1993

3	PEA No. 2 filed January 13, 1994
4	PEA No. 3 filed May 27, 1994
7	PEA No. 4 filed June 6, 1995
10	PEA No. 8 filed November 27, 1996
11	PEA No. 9 filed March 31, 1997
13	PEA No. 13 filed November 26, 1997
16	PEA No. 16 filed October 28, 1998
18	PEA No. 20 filed February 15, 2000
19	PEA No. 23 filed November 29, 2000
20	PEA No. 24 filed July 26, 2001
21	PEA No. 25 filed November 29, 2001
22	PEA No. 28 filed November 27, 2002
23	PEA No. 30 filed February 7 2003
24	PEA No. 31 filed April 07, 2003
25	PEA No. 32 filed November 26, 2003
26	PEA No. 34 filed January 29, 2004
27	PEA No. 35 filed November 18, 2004
28	PEA No. 36 filed November 29, 2004
29	PEA No. 38 filed November 28, 2005
30	PEA No. 39 filed January 30, 2006
31	PEA No. 40 filed November 15, 2006
32	PEA No. 41 filed November 28, 2006
33	PEA No. 42 filed January 29, 2007
34	PEA No. 44 filed November 19, 2007
35	PEA No. 47 filed November 25, 2008
36	PEA No. 48 filed January 29, 2009
37	PEA No. 48 filed September 29, 2009
38	PEA No. 50 filed November 30, 2009
39	PEA No. 52 filed January 29, 2010
40	PEA No. 53 filed November 29, 2010
41	PEA No. 54 filed January 28, 2011

Item 17 Undertakings

(1) The undersigned Registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act of 1933, the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the Registration Statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new Registration Statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant, FEDERATED TOTAL RETURN SERIES, INC., has duly caused this post-effective amendment no. 1 to its Registration Statement on Form N-14 to be signed on its behalf by the undersigned, thereto duly authorized, in the City of Pittsburgh and Commonwealth of Pennsylvania, on the 16th day of August 2011.

FEDERATED TOTAL RETURN SERIES, INC.

By: /s/ Alicia G. Powell

Alicia G. Powell, Assistant Secretary

Pursuant to the requirements of the Securities Act of 1933, this post-effective amendment no. 1 to its Registration Statement on Form N-14 has been signed below by the following persons on August 16, 2011 in the capacities indicated:

NAME	TITLE

By: /s/ Alicia G. Powell Alicia G. Powell ASSISTANT SECRETARY	Attorney In Fact For the Persons Listed Below

NAME	TITLE

John F. Donahue*	Director

J. Christopher Donahue*	President (Principal Executive Officer) and Director

Richard A. Novak*	Treasurer (Principal Financial Officer)

Nicholas P. Constantakis*	Director

John F. Cunningham*	Director

Maureen Lally-Green*	Director

Peter E. Madden*	Director

Charles F. Mansfield, Jr.*	Director

R. James Nicholson*	Director

Thomas O’Neill*	Director

John S. Walsh*	Director

James F. Will*	Director

* By Power of Attorney